FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of February 24, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                                       /
                          Form 20-F__\/__    Form 40-F____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                /
                              Yes_____    No__\/__


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its results for the fourth quarter of 2004.

            Tenaris Announces 2004 Annual and Fourth Quarter Results

    LUXEMBOURG--(BUSINESS WIRE)--Feb. 23, 2005--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN)

    -- The financial and operational information contained in this press release is based on audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

    Tenaris S.A. ("Tenaris") today announces its results for the year and quarter ended December 31, 2004 with comparison to its results for the year and quarter ended December 31, 2003.

    Summary of 2004 Annual Results

    -- Net sales of US$4,136.1 million, up 30% from US$3,179.7 million

    -- Operating income of US$813.5 million, up 182% from US$288.2 million

    --  Net income of US$784.7 million, up 273% from US$210.3 million

    -- Net earnings per share of US$0.665 (US$6.65 per ADS), up 269% from US$0.18 per share

    -- Increase of 48% proposed in annual dividend to US$0.169 per share (US$1.69 per ADS)

    These results reflect strong market demand and growth in our seamless pipe business, where we are the leading suppliers of seamless pipe products to the global energy industry. Net sales of our seamless pipes, which accounted for 79% of our total net sales, rose 37% and we were able to increase our seamless pipe selling prices sufficiently to offset the impact of higher raw material costs. In addition, we recorded a strong equity income gain from our investment in Sidor, the Venezuelan steel producer, where we have recently increased our participation. We also recorded a one-time operating income gain of US$123.0 million following the conclusion of an arbitration award, pursuant to which Fintecna, an Italian state-owned company, is required to compensate us for losses incurred in respect of litigation settled in 2003 with a consortium led by BHP Billiton Petroleum Ltd.
    Excluding both the one-time gain recorded in 2004 in respect of the arbitration award and the related loss we recorded in 2003 in respect of the litigation settlement, operating income in 2004 rose 72% to US$690.5 million, or 17% of net sales, compared to US$402.4 million, or 13% of net sales, in 2003. On the same basis, operating income plus depreciation and amortization in 2004 rose 49% to US$898.6 million, or 22% of net sales, compared to US$602.2 million, or 19% of net sales, in 2003.

    Summary of 2004 Fourth Quarter Results

    --  Net sales of US$1,272.7 million, up 67% from US$761.6 million

    -- Operating income of US$355.4 million, compared to an operating loss of US$32.1 million

    -- Net income of US$467.4 million, up 34 times from US$13.7 million

    -- Net earnings per share of US$0.396 (US$3.96 per ADS), up from US$0.012 per share

    Excluding both the one-time gain recorded in the fourth quarter of 2004 in respect of the arbitration award and the related loss recorded in the fourth quarter of 2003 in respect of the litigation settlement, operating income in the fourth quarter of 2004 rose 205% to US$232.4 million, or 18% of net sales, compared to US$76.1 million, or 10% of net sales, in the fourth quarter of 2003. On the same basis, operating income plus depreciation and amortization recorded a fourth consecutive quarterly increase: it rose 123% to US$290.1 million, or 23% of net sales, compared to US$129.9 million, or 17% of net sales, in the fourth quarter of 2003, and 16% compared to US$250.4 million in the third quarter of 2004. Our net income result also benefited from a strong equity income gain on our investment in Sidor, which included
(i) an ordinary gain of US$31.4 million, a non-recurring gain of US$83.1 million resulting from the exercise of an option to convert debt into equity and a non-recurring gain of US$34.6 million resulting from the reversal of an impairment charge.
    These fourth quarter results continue the positive trend seen in our quarterly results throughout the year. They reflect the continuing strength of demand in our core seamless pipe business, which is benefiting from increased investment in the global energy industry. Net sales of seamless pipes rose 69% compared to the fourth quarter of 2003 and 27% compared to the third quarter, reflecting higher volumes and prices.

    Market Background and Outlook

    In 2004, a number of factors, including higher energy demand growth, declining production rates from developed reserves and persistently high oil and gas prices, led the oil and gas majors, the national oil companies and other oil and gas producers to increase their investment in exploration and production. Rig count levels have risen during the year with strong increases seen in North and South America, and, in the second half of the year, in the Middle East. The same factors are likely to persist throughout 2005, which should result in further increases in global exploration and production activity. In particular, activity is expected to increase in the Middle East, Canada, Venezuela, West African deepwater, the Caspian and the development of gas reserves associated with major LNG projects.
    We estimate that global apparent consumption of seamless OCTG (oil country tubular goods) grew some 17% compared to 2003, and will grow further in 2005. Demand for other seamless products also increased contributing to an overall estimated increase in apparent consumption of seamless pipe products worldwide of some 12% in 2004 over 2003.
    As a result of this strong market demand selling prices for our seamless pipe products increased significantly over the course of the year and we were able to offset the effect of substantially higher raw material costs on our margins. Average selling prices and many of our raw material costs are expected to increase further in 2005.
    Demand for our welded pipe products, which depend to a substantial extent on specific projects, particularly those for the construction of oil and gas pipelines in the regional market of our two welded pipe mills in South America, can vary significantly from year to year. Projects to extend the gas pipeline infrastructure in Brazil and to construct an oil pipeline to pipe oil from reserves in Rio de Janeiro state to refineries in Sao Paolo state were suspended in the second half of 2003, abruptly affecting demand for our products. In the second half of 2004, gas pipeline infrastructure project activity resumed in Brazil. In Argentina, after two years with no significant pipeline investment activity, projects to expand the capacity of the existing gas pipeline infrastructure are expected to commence during 2005. We currently have significant orders for a number of projects in Brazil, including a bauxite slurry pipeline project, which should result in substantially higher sales of welded pipes in 2005.
    Assuming no major change in current conditions, we expect to register a significant increase in net sales for the second consecutive year and to maintain or further improve our current level of operating margins.

    Annual Dividend

    The board of directors proposes, for the approval of the annual general shareholders' meeting to be held on May 25, 2005, the payment of a dividend of US$0.169 per share (US$1.69 per ADS), or approximately US$200 million, with payment and ex-dividend dates of June 13, 2005 and June 8, 2005, respectively.

    Analysis of 2004 Annual Results

    Results for the year ended December 31, 2004 with comparison to the results for the corresponding period of 2003.


(metric tons)
Sales volume                  FY 2004    FY 2003  Increase/(Decrease)
------------                  -------    -------  -------------------
North America                 757,000    608,000                  25%
Europe                        679,000    617,000                  10%
Middle East & Africa          421,000    365,000                  15%
Far East & Oceania            412,000    366,000                  13%
South America                 377,000    322,000                  17%
Total seamless pipes        2,646,000  2,278,000                  16%
Welded pipes                  316,000    355,000                 (11%)
Total steel pipes           2,963,000  2,633,000                  13%


    Sales volume of seamless pipes increased by 16% to 2,646,000 tons in 2004 from 2,278,000 tons in 2003. This includes 71,000 tons produced at Silcotub, the Romanian seamless pipe mill acquired in July, the majority of which were sold in Europe. Demand for our seamless pipe products increased in all regions led by higher demand from oil and gas customers.
    In North America, demand for our seamless steel pipe products increased due to higher exploration and production expenditure by Pemex, higher sales in Canada (related to an increased use of seamless pipes in oil and gas drilling activity resulting from the greater average depth of wells drilled), and higher sales to the NAFTA industrial and automotive market.
    In Europe, the increase in sales was primarily due to the incorporation of sales of Silcotub's products in the second half of the year, but also as a result of increased sales to oil and gas customers in the North Sea and Scandinavia, and in certain industrial segments such as automotive, hydraulic cylinders and construction machinery. Overall demand was affected, however, by slow growth in industrial activity and competition from low-cost producers in Eastern Europe.
    In the Middle East and Africa, demand increased due to the development of gas projects in Egypt and higher oil and gas production activity in the Middle East. Activity is expected to continue to increase in this region as Saudi Arabia increases its production capacity and deepwater projects in West Africa begin production.
    In the Far East and Oceania, demand increased due to stronger activity from the industrial sector in Japan and Korea and increased oil and gas drilling activity in Indonesia. Sales in China, our largest market in this region, remained stable.
    In South America, demand increased due to higher sales in Venezuela, following the general strike which affected demand in 2003, and higher drilling and industrial activity in Argentina.
    Sales volume of welded pipes decreased by 11% to 316,000 tons in 2004 from 355,000 tons in 2003. This decrease reflects substantially lower sales in the local Brazilian market following delays in implementing pipeline projects in the Brazilian market in the first half, whereas in the first half of 2003 demand for welded pipes for pipeline projects in the Brazilian market had been strong. Sales to projects in the non-regional markets of Africa and North America increased.
    Sales of electric energy in Italy remained stable at 3.0 TWh in 2004 as in 2003 and sales of natural gas increased by 30% to 652 million scm in 2004 from 503 million scm in 2003. The increases in sales of natural gas reflects the continuing expansion of the customer base.


(US$ million)
Net sales                       FY 2004  FY 2003  Increase/(Decrease)
--------------                  -------  -------  -------------------
Seamless pipes                  3,273.3  2,388.2                  37%
Welded pipes                      348.1    350.7                  (1%)
Energy                            417.9    333.2                  25%
Others                             96.8    107.5                 (10%)
Total                           4,136.1  3,179.7                  30%


    Net sales in 2004 increased 30% to US$4,136.1 million, compared to US$3,179.7 million in 2003. Net sales of seamless pipes rose by 37%, reflecting strong market demand for our products and the incorporation of Silcotub in the second half of the year. Average selling prices for seamless pipes increased by 18% in 2004 compared to 2003. Net sales of welded pipes, which included US$68 million in sales of metal structures made by our Brazilian welded pipe subsidiary in 2004 and US$63 million of such sales in 2003, declined 1% as higher selling prices reflecting higher steel costs did not offset the reduction in sales volume. Net sales of electricity and natural gas to third parties by Dalmine Energie increased by 25% reflecting the continued expansion of the business and the higher value of the Euro against the U.S. dollar. Net sales of other goods and services, which in 2003 included US$49 million of sales of products whose sales have been discontinued, decreased 10%. Excluding such discontinued sales, net sales of other goods and services increased by 65% due primarily to the addition of sales to third parties of pre-reduced iron produced at our recently acquired Venezuelan HBI plant and increased sales of sucker rods used in oil extraction.


(percentage of net sales)
Cost of sales                   FY 2004  FY 2003
--------------                  -------  -------
Seamless pipes                      63%      64%
Welded pipes                        72%      78%
Energy                              95%      95%
Others                              56%      79%
Total                               67%      69%


    Cost of sales, expressed as a percentage of net sales, decreased to 67% in 2004, compared to 69% in 2003. This decrease resulted primarily from an improvement in the gross margin recorded on the sales of seamless pipes and higher sales of seamless pipes as a proportion of total sales. Cost of sales for seamless pipe products, expressed as a percentage of net sales, declined from 64% to 63% as higher prices and volume-related efficiencies offset substantial increases in raw material costs. Cost of sales for welded pipe products, expressed as a percentage of net sales, decreased to 72% from 78% due to a higher gross margin on the sale of welded pipes reflecting higher associated selling expenses and the non-recurrence of operating losses on the sales of metal structures included in this segment. Cost of sales for energy products, expressed as a percentage of net sales, remained stable. Cost of sales for other products, expressed as a percentage of net sales, decreased primarily due to the discontinuation of sales of low-margin, non-pipe steel products produced by third parties.
    Selling, general and administrative expenses, or SG&A, declined, as a percentage of net sales, to 16.3% in 2004, compared to 17.8% of net sales during 2003, but rose in absolute terms to US$672.4 million from US$566.8 million. Selling expenses, on a per ton basis, rose primarily due to higher freight costs but remained stable when expressed as a percentage of net sales. Administrative expenses decreased, when expressed as a percentage of net sales, but rose in absolute terms due to the incorporation of acquisitions and higher labor costs including the effect of currency appreciations against the US dollar.
    Net financial income totalled US$5.8 million in 2004, compared to net financial expenses of US$29.4 million in 2003. Net interest expenses increased to US$32.7 million compared to US$16.7 million, reflecting a higher net debt position and rising interest rates. However, Tenaris recorded a gain of US$33.1 million on the fair value of its derivatives and net foreign exchange translations in 2004, compared to a loss of US$16.2 million in 2003. This gain was due primarily to the impact of the devaluation of the US dollar against the other currencies to which we have a net foreign exchange exposure and currency hedging. In accordance with IFRS, we recorded an increase in our debt of approximately US$45 million due to the appreciation of the Euro and the Japanese yen against the US dollar.
    Equity in earnings of associated companies generated a gain of US$206,0 million in 2004, compared to a gain of US$27.6 million in 2003. This gain results predominately from our investment, held through Ylopa Servicos de Consultadoria Lda. (Ylopa) and Consorcio Siderurgia Amazonia Ltd. (Amazonia), in Sidor, whose results have benefited from strong global demand and prices for steel products. The gain on this investment included (i) an ordinary gain of US$73.0 million, (ii) a non-recurring gain of US$51.9 million, following the reversal of an impairment provision recorded on our investment in Amazonia in 2003, and (iii) a non-recurring gain of US$83.1 million recorded in respect of Ylopa's conversion of its subordinated loan with Amazonia into equity, increasing our participation in Amazonia to 21.2% from 14.5% and our indirect participation in Sidor to 12.6% from 8.7%, and which reflects the difference between the value of the shares subsequently acquired pursuant to the conversion and the value of the loan that was converted.
    Income tax provisions of US$220.4 million were recorded during 2004, compared to US$63.9 million in 2003. Excluding the effect of non-recurring factors, such as an adjustment on net deferred tax assets and liabilities following the reduction in the corporate income tax rate in Mexico that came into force this year, income tax provisions represented approximately 36% of income before income tax, equity in earnings of associated companies and minority interest. This compares with an equivalent rate of 40% in the previous year.


Analysis of 2004 Fourth Quarter Results

(metric tons)

Sales volume                    Q4 2004  Q4 2003  Increase/(Decrease)
------------                    -------  -------  -------------------
North America                   226,000  164,000                  38%
Europe                          185,000  145,000                  28%
Middle East & Africa            101,000   66,000                  53%
Far East & Oceania               98,000   80,000                  23%
South America                    96,000   91,000                   5%
Total seamless pipes            707,000  545,000                  30%
Welded pipes                     50,000   39,000                  28%
Total steel pipes               756,000  584,000                  29%


    Sales volume of seamless pipes increased by 30% to 707,000 tons in the fourth quarter of 2004 from 545,000 tons in the same period of 2003, and up 11% from the previous quarter. This includes 48,000 tons produced by Silcotub, the majority of which were sold in Europe. Sales increased in all regions compared to the fourth quarter of 2003 but the increase was particularly strong in North America and the Middle East & Africa.
    Sales volumes of welded pipes increased by 28% to 50,000 tons in the fourth quarter of 2004 from 39,000 tons in the same period of 2003 but declined by 56% compared to the previous quarter. These sales were made principally in the local Brazilian market where demand has been recovering after a period in which investments in oil and gas pipeline construction activity were effectively halted and which was reflected in the low sales volumes recorded in the fourth quarter of 2003.



(US$ million)
Net sales                       Q4 2004  Q4 2003  Increase/(Decrease)
----------                      -------  -------  -------------------
Seamless pipes                  1,006.2    595.2                  69%
Welded pipes                       77.7     51.0                  52%
Energy                            140.6     99.2                  42%
Others                             48.2     16.2                 198%
Total                           1,272.7    761.6                  67%


    Net sales in the quarter ended December 31, 2004 increased 67% to US$1,272.7 million, compared to US$761.6 million in the corresponding quarter of 2003. Net sales of seamless pipes rose by 69%, due to higher average selling prices and higher sales volumes. Net sales of welded pipes, which included US$17.5 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the fourth quarter of 2004 and US$16.6 million of such sales in the fourth quarter of 2003, rose by 52% due to a higher sales volume. Net sales of energy rose by 42% due to continued expansion in the business and the higher value of the Euro against the US dollar. Net sales of other goods and services increased 198% due to the start of sales to third parties of pre-reduced hot briquetted iron and higher sales of sucker rods used in oil extraction.



(percentage of net sales)
Cost of sales                   Q4 2004  Q4 2003
--------------                  -------  -------
Seamless pipes                      62%      66%
Welded pipes                        72%      85%
Energy                              92%      93%
Others                              52%      64%
Total                               66%      70%


    Cost of sales, expressed as a percentage of net sales, decreased to 66% in the fourth quarter of 2004, compared to 70% in the same period of 2003. This decrease resulted primarily from an improvement in the gross margin recorded on the sales of seamless pipes and higher sales of seamless pipes as a proportion of total sales. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 62% in the fourth quarter of 2004 compared to 66% in the same period of 2003 as higher average selling prices and volume-related efficiencies offset increased raw material costs.
    Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 15.4% in the quarter ended December 31, 2004 compared to 19.4% in the corresponding quarter of 2003 but rose in absolute terms to US$196.2 million compared to US$147.8 million. Selling expenses, on a per ton basis, rose due to higher freight costs and administrative expenses increased in absolute terms due to higher expenses associated with the incorporation of new subsidiaries and higher labor costs associated with currency movements and higher end-of-year bonuses.
    Net financial income totalled US$28.3 million in the fourth quarter of 2004, compared to net financial income of US$7.2 million in the same period of 2003. Net interest expenses increased to US$10.6 million compared to US$3.8 million, reflecting a higher net debt position and higher interest rates. However, Tenaris recorded a gain of US$39.6 million on the fair value of its derivatives and net foreign exchange translations in the fourth quarter of 2004, compared to a gain of US$10.1 million in the corresponding quarter of 2003. This gain was due primarily to the impact of the devaluation of the US dollar against the other currencies to which we have a net foreign exchange exposure and our currency hedging activities.
    Equity in earnings of associated companies generated a gain of US$149.1 million in the fourth quarter of 2004, compared to a gain of US$11.3 million in the fourth quarter of 2003. This gain, as discussed above, included non-recurring gains of US$117.7 million.

    Cash Flow and Liquidity

    Net cash provided by operations during 2004 was US$98.3 million. Cash flow from operations was affected by a substantial increase in working capital of US$621.2 million, reflecting an increase in inventories of US$411.0 million, a net increase in trade receivables less customer advances and trade payables of US$82.8 million, and the payment of the first and second instalments of the liability towards the consortium led by BHP Billiton Petroleum Ltd. (US$116.9 million). A third and final instalment on this liability of UKGBP 30.4 million (approximately US$62 million) is due to be paid in December 2005 but we expect to receive the payment due from Fintecna of EUR 92.6 million (approximately US$126 million) following the arbitration award prior to such payment. The increase in our cost of inventories is mainly due to substantial increases in raw material costs and an increase in business activity. The increase in our trade receivables of US$271.2 million reflects higher quarterly net sales.
    Net cash used in investment activities was US$199.9 million which included US$183.3 million in capital expenditure, US$97.6 million in acquisitions, dividends of US$48.6 million received on our indirect investments in Sidor and in the release of US$20.4 million held in trust funds. Capital expenditure in 2004 rose to US$183.3, compared to US$162.6 million in 2003, and is expected to increase significantly in 2005 due to our project to build a power generation facility at our mill in Italy, an acceleration of investment in finishing facilities to add capacity in high value products, and investments in Silcotub which was acquired in 2004.
    Cash and cash equivalents, excluding investments of US$119.7 million in trust funds originally established in 2001 to support our Argentine operations, increased by US$63.4 million to US$311.6 million during 2004. Total financial debt increased by US$425.7 million to US$1,259.3 million from US$833.7 million at December 31, 2003. A substantial proportion of our total financial debt (67%) falls due within the next twelve months and we plan to extend the average maturity of our debt during 2005. We also expect that our total financial debt will reduce in 2005 as we expect cash flow from operations to be higher than in 2004.
    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.


Consolidated Income Statement

                         Three-month period      Fiscal year ended
                          ended December 31,       December 31,
(All amounts in US$      -------------------- -----------------------
 thousands)                2004       2003       2004        2003

Net sales                1,272,711   761,566   4,136,063   3,179,652
Cost of sales             (837,531) (536,357) (2,776,936) (2,207,827)
                         ---------- --------- ----------- -----------
Gross profit               435,180   225,209   1,359,127     971,825
Selling, general and
 administrative expenses  (196,162) (147,758)   (672,449)   (566,835)
Other operating income
 and expenses              116,358  (109,519)    126,840    (116,800)
                         ---------- --------- ----------- -----------
Operating income           355,376   (32,068)    813,518     288,190
Financial income
 (expenses), net            28,257     7,183       5,802     (29,420)
                         ---------- --------- ----------- -----------
Income before equity in
 earnings (losses) of
 associated companies,
 income tax and minority
 interest                  383,633   (24,885)    819,320     258,770
Equity in earnings
 (losses) of associated
 companies                 149,068    11,312     206,037      27,585
                         ---------- --------- ----------- -----------
Income before income tax
 and minority interest     532,701   (13,573)  1,025,357     286,355
Income tax                 (53,192)   26,130    (220,376)    (63,918)
                         ---------- --------- ----------- -----------
Net income before
 minority interest         479,509    12,557     804,981     222,437
Minority interest          (12,087)    1,126     (20,278)    (12,129)
                         ---------- --------- ----------- -----------
Net income                 467,422    13,683     784,703     210,308

Consolidated Balance Sheet

                             December 31, 2004     December 31, 2003
(All amounts in US$
 thousands)

Assets
Non-current assets
  Property, plant and
   equipment, net          2,164,601             1,960,314
  Intangible assets, net      49,211                54,037
  Investments in associated
   companies                  99,451                45,814
  Other investments           24,395                23,155
  Deferred tax assets        161,173               130,812
  Receivables                151,365  2,650,196     59,521  2,273,653

Current assets
  Inventories              1,269,470               831,879
  Receivables and
   prepayments               374,446               165,134
  Trade receivables          936,931               652,782
  Other investments          119,666               138,266
  Cash and cash equivalents  311,579  3,012,092    247,834  2,035,895

Total assets                          5,662,288             4,309,548


Equity and Liabilities
Shareholders' equity                  2,495,924             1,841,280

Minority interest                       165,271               119,984

Non-current liabilities
  Borrowings                 420,751               374,779
  Deferred tax liabilities   371,975               418,333
  Other liabilities          172,442               191,540
  Provisions                  31,776                23,333
  Trade payables               4,303  1,001,247     11,622  1,019,607

Current liabilities
  Borrowings                 838,591               458,872
  Current tax liabilities    222,735               108,071
  Other liabilities          176,393               207,594
  Provisions                  42,636                39,624
  Customers advances         127,399                54,721
  Trade payables             592,092  1,999,846    459,795  1,328,677

Total liabilities                     3,001,093             2,348,284

Total equity and
 liabilities                          5,662,288             4,309,548

Consolidated Cash Flow Statement

                                 Three-month period Fiscal year ended
                                        ended          December 31,
                                    December 31,
(All amounts in US$ thousands)       2004     2003      2004     2003

Cash flows from operating
 activities
Net income                        467,422   13,683   784,703  210,308
Depreciation and amortization      57,750   53,862   208,119  199,799
Provision for BHP proceeding               114,182         -  114,182
Fintecna arbitration award       (126,126)       -  (126,126)       -
Income tax accruals less payments   8,723  (72,752)   44,659 (138,570)
Equity in (earnings) losses of
 associated companies            (149,068) (11,312) (206,037) (27,585)
Interest accruals less payments,
 net                                9,843   (2,479)   16,973   (3,032)
Net provisions                      4,445   (2,780)   11,455      (13)
Power plant impairment             11,705        -    11,705        -
Result from disposition of
 investment in associated
 companies                              -   (1,018)        -   (1,018)
Minority interest                  12,087   (1,126)   20,278   12,129
Change in working capital        (209,259)(110,552) (621,187)(107,156)
Currency translation adjustment
 and others                       (35,518)  43,126   (46,254)  16,592
                                 ------------------ ------------------
Net cash provided by operating
 activities                        52,004   22,834    98,288  275,636
                                 ------------------ ------------------
Cash flows from investing
 activities
Capital expenditures              (60,834) (39,164) (183,312)(162,624)
Acquisitions of subsidiaries and
 associates, net of cash provided
 by business acquisitions             (40)  (3,627)  (97,595) (65,283)
Cost of disposition of property,
 plant and equipment and
 intangible assets                  1,762    2,784    12,054    5,965
Proceeds from sales of
 investments in associates              -    1,018         -    1,124
Convertible loan to associated
 companies                              -        -         -  (31,128)
Dividends and distributions
 received from associated
 companies                          8,003        -    48,598        -
Acquisitions of minority interest       -     (299)        -     (299)
Changes in Trust Fund              20,359        -    20,359        -
                                 ------------------ ------------------
Net cash used in investing
 activities                       (30,750) (39,288) (199,896)(252,245)

Cash flows from financing
 activities
Dividends paid in cash                  -        -  (135,053)(115,002)
Dividends paid to minority
 interest in subsidiaries              (8)  (8,088)      (31) (14,064)
Proceeds from borrowings          180,159  219,192   676,862  590,490
Repayments of borrowings         (174,609)(155,870) (376,768)(544,606)
                                 ------------------ ------------------
Net cash provided by (used in)
 financing activities               5,542   55,234   165,010  (83,182)
                                 ------------------ ------------------
Increase (decrease) in cash and
 cash equivalents                  26,796   38,780    63,402  (59,791)
Movement in cash and cash
 equivalents
At the beginning of the year,     287,424  208,592   247,834  304,536
Effect of exchange rate changes    (2,641)     462       343    3,089
Increase / (Decrease) in cash and
 cash equivalents                  26,796   38,780    63,402  (59,791)
                                 ------------------ ------------------
At December 31,                   311,579  247,834   311,579  247,834
                                 ------------------ ------------------



    CONTACT: Tenaris
             Nigel Worsnop, 888-300-5432
             www.tenaris.com

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Tenaris, S.A.

Date: February 24, 2005


                                             By: /s/ Cecilia Bilesio
                                             -----------------------
                                                 Cecilia Bilesio
                                               Corporate Secretary